

June 10, 2024

Howard Horn
Executive Vice President
Ultragenyx Pharmaceutical Inc.
60 Leveroni Court
Novato, CA 94949

> **Re: Ultragenyx Pharmaceutical Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 1-36276**

Dear Howard Horn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences